PART II


OFFERING MEMORANDUM DATED MARCH 27, 2023



DeepBlue Innovations

2232 Dell Range Blvd., Suite 245 - 3790
Cheyenne, WY 82009
www.deepblueinnovations.io

Up to $5,000,000 of Common Stock

Minimum Investment Amount: $500.00


DeepBlue Innovations (DeepBlue Innovations, "the Company," "We," or "Us"), is offering up to $5,000,000 worth of Common Stock (the "Offered Shares"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by October 31, 2023. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by October 31, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason. The rights and obligations of any purchasers of the Offered Shares ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an unaccepted investment commitment until up to 48 hours prior to the October 31, 2023 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that the Company becomes a reporting company under the Securities Exchange Act of 1934, the Company intends to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

DeepBlue [DeepBlue Innovations] is a C Corporation incorporated on September 9, 2022 under the laws of the State of Wyoming.

DeepBlue Innovations uses applied mathematical artificial intelligence trading software to allow investors, fund managers and traders to utilize the most technologically advanced and fully customizable AI trading and portfolio management platform. The Company designs mathematical algorithms and AI software that empowers users to interconnect and remotely monitor all global markets. Our proprietary technology provides both institutional and retail traders with immediate, real-time market analysis and adaptive decision-making through applied mathematics, smart money concepts, and artificial intelligence that works on all markets. Our mission is to enable and empower traders with advanced adaptive risk management and artificial intelligence to capitalize on the markets and produce healthy returns in any market condition.

Additional information about the company and the offering is available on the Company's offering page located at https://www.deepblueinnovations.io/invest.

Employees

The Company currently has 6 full-time employees and 0 part-time employees.

Regulation

We are unaware of any regulations that maybe be related to our business. We are a software company that has developed this software that will work on all markets. It will be offered as a service to funds in the future once all the test proofing has been completed.

Intellectual Property

We currently do not own any patents or trademarks. We have developed proprietary interface code, mathematical algorithms, mathematical patterns, and software. The Company will be filing for copyright and trade secret protection for these inventions.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property; the management team is global and works remotely covering all time zones.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

The Company is brand new and has no operating history.
The Company was formed as a Wyoming Corporation in 2022. Though the model has been in development for 3 years by the Company's founders, the Company itself has no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones, if any, will be successful. The Company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

Assurance Dimensions has issued included a "going concern" note in the audited financials.
The Company may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly the Company may use the funds and if such funds will be sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering shares of Common Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

The Artificial Intelligence (AI) software is still being developed.
The Company's artificial intelligence software, though operational and approximately 85% complete, still requires further development. It may take more time and be more expensive to realize our vision for the AI element of our business than anticipated. If we are not able to complete development in a timely manner, the Company may not be able to achieve its business plan and the Company's financial performance may suffer.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The Company must prosecute and maintain its existing patents and obtain new patents. Some of the Company's proprietary information may not be patentable, and there can be no assurance that others

will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

Risks Related to the Securities

Control over all stockholder decisions is concentrated to a group of stockholders who control a substantial majority of our voting stock.
The Company acquired software through issuing 13,000,000 shares of Common Stock, at the direction of Bryan Dear, Tyler Tanabe, Marco Stifani, and Guy Peckham, to a group of founders and stockholders responsible for the software acquired by the Company. Guy Peckham owns an additional 1,100,000 shares of Common Stock through his employment agreement. Loc Nguyen owns additional Common Stock through a Private Placement purchase of 500,000 shares. Bryan Dear owns an additional 1,250,000 through a consulting agreement. While there is no voting agreement in place between these holders, as a result of the Common Stock that this group holds, they will be able to exercise voting rights with respect to an aggregate of 21,400,000 shares of Common Stock, which will represent approximately 65% of the voting power of our outstanding capital stock immediately following this offering. As a result, this group would have the ability to control the outcome of all matters submitted to stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

The valuation and the offering price have been established internally and are difficult to assess.
The Company has set the price of its Common Stock at $1.00 per share. Valuations for companies at this stage are generally purely speculative. The Company has not generated any revenues so far. The valuation of the Company has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

There is no guarantee you will receive any return on your investment.
There is no assurance that a purchaser will realize a return on investment or a return of investment. There is no assurance that the entire investment of a purchaser will not be lost. For this reason, each purchaser should read the Form C and all Exhibits carefully. Each purchaser should consult with purchaser's legal, tax and accounting counsel, and business advisor prior to making any investment decision.

Purchasers will not be able to easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changing circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to

application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Christopher Williams	Chief Executive Officer	September 9, 2022	Full-Time
Philip Longhurst	President	September 9, 2022	Full-Time
Albert Hofmann	Chief Technology Officer	September 9, 2022	Full-Time
Directors:			
Christopher Williams		September 9, 2022	
Philip Longhurst		September 9, 2022	
Guy Peckham		September 9, 2022	
Albert Hofmann		September 9, 2022	

Christopher Williams │Chief Executive Officer and Director
Chris is a proven CEO and Board Level director with full P&L responsibility. Operating for SME and PLCs for start-up and mature organizations. He is recognized as a strong leader in business modernization/ transformation situations in the corporate, private equity, and public sectors. He has extensive direct delivery experience with growing businesses, strategic planning, restructuring/delayering the "as is" to the "to be" Target Operating Model. He has managed growth through yield management strategies, product development and sales force performance management.

Sept 2022 - Present: CEO, DeepBlue Innovations.
Bringing over 35 years of technology and seven years of trading knowledge to bring the work carried out since 2020 to fruition, with the aim of developing new and innovative ways to define market trading.

April 2020 - August 2022: Chief Technology officer and Lead Strategy designer
Chief Technology officer and Lead Strategy designer for project aiming to revolutionize trading platforms. Managed Software development and Infrastructure systems to support trading activities whilst defining and implementing trading algorithms.

2015 - March 2020: Director of IT, Woods Group Ltd, UK
Overseeing all aspects of information technology for sector market leader in the processing of non-for-profit clients in the charity sector in the UK. Including distribution of donation requests, processing of return forms.

Direct Debit Systems, Cash and Cheque/Credit card processing. Responsible for the management of systems to run lotteries and raffles in the UK. Management of multi-million pound technical budgets and over 50 IT staff.

Philip Longhurst │President and Director
Phil is an Engineer with bachelor's degrees focusing on economics, engineering, and mathematics. He also holds A+, N+, MCSE, and Mensa certifications. He has decades of experience in engineering, physics, and mathematic principles with an in depth understanding of chaos and string theory as well as supply and demand which led him to use this knowledge to monitor global economic markets including cryptocurrency and build algorithms based on these principles.

2022 – Present: President, DeepBlue Innovations.
Collaborate with Board of Directors, CEO, and management team in setting the organization's strategic direction and translating the vision and corporate goals into effective, operational strategies and actions to meet the advanced algorithmic and quant trading goals and objectives.
Develop and implement algorithmic strategies for advanced and innovative trading software.
Provide insight and support for software and systems teams in the development of algorithms, platforms, and trading systems.
Perform research and post trade analysis to improve mathematical modeling, parameterization, and execution of algorithmic and quantitative strategies.

2018 – 2022: Head Algorithmic Trader at Project X.
Build, optimize, and trade market making and liquidity removal strategies in cryptocurrency spot and futures markets.
Collaborate with strategy developers to build and test algorithmic trading models and iterate on an ongoing basis to optimize execution, exits, and risk management logic.
Provide leadership to the trading team in a risk management capacity in order to address both market and operational risk.
Leverage the systems to capitalize on asset price inefficiencies.
Perform research and post trade analysis to improve modeling, parameterization, and execution of strategies.

2007 – 2021: Head of Engineering at FETSS.
Monitor engineering department's operations, performance efficiency, and regulatory compliance.
Manage task distribution, monitor expenses, forecast sales reports, analyze, and approve designs.
Liaison officer for government and military engineering contracts.
Analyze engineering and mathematical data for system modifications and improvements.
Build and optimize A/E designs.
Implement, modify, approve, and manage engineering designs and budgets.
Initiate maintenance schedules, troubleshoot, and implement emergency plans.
Repair, rebuild, and modify both A/E and software systems to industry standards and bespoke specifications.

Albert Hofmann │Chief Technology Officer and Director
Albert is a professional IT Consultant and Software Engineer with 20 years of experience in research and industry companies. His expertise includes technology management, transforming innovative AI research prototypes into products, quality management, IT roadmaps, the entire software lifecycle management, and leading diverse teams in agile processes.

Albert holds a master's degree in software engineering from the Upper Austrian University of Applied Sciences in Hagenberg, Austria, and a Master of Business Administration degree from the California Lutheran University in Thousand Oaks, California, USA.

2022 – Present: CTO, DeepBlue Innovations.
Developing the IT roadmap for a new innovative trading software and leading a small team of software developers.

2022 – Present: Managing Director of HIT Hofmann IT Solutions GmbH, Graz, Austria.
Business to conduct minor contract work and tax accountability in Austria.

2016 – 2021: Process Design Consultant at Magna Steyr Fahrzeugtechnik, Graz, Austria.
Process consulting and design of IT-Applications for production process planning
Leading of IT projects for Industry 4.0 / Digital Factory and in human resources
Leading of work packages for IT developments in (funded) research projects
Leading of project teams

2003 – 2016: Senior Researcher at Joanneum Research, Graz, Austria.
Software Design, Software Engineering for complex and heterogeneous Software Systems
Coordination of in-house und cross-organizational Teams of large Software-Projects
Leading contribution in the definition of Software-Engineering-Processes
Author and Co-Author of numerous international publications, among it one Best-Paper-Award

Guy Peckham │Director
Guy is an entrepreneur and business consultant with 30 years of experience in structuring, developing, and financing early-stage companies. His forte is in both public and private equity ventures.

2012-Current: Chairman - Asia Projects Corporation - Hong Kong
Confer with investors, board members and staff to discuss issues, coordinate activities, and resolve problems
Analyze operations to evaluate performance of company and staff in meeting objectives
Determine areas of improvement and cost reductions and policy change
Direct and coordinate the organization's financial activities to fund operations, maximize investments and increase activities

2012-Current: President - MineralRite Corporation - Texas
Confer with investors, board members and staff to discuss issues, coordinate activities, and resolve problems
Analyze operations to evaluate performance of company and staff in meeting objectives
Determine areas of improvement and cost reductions and policy change
Direct and coordinate the organization's financial activities to fund operations, maximize investments and increase activities

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The company does not have any single holder of its securities who beneficially holds 20% or more of its voting securities. The following table shows the company's initial founders as a group as of March 3, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Founders and software acquisition beneficiaries as a group	21,400,000	65%

The following table describes our capital structure as of March 3, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Common Stock	60,000,000	27,950,000(1)	0	39,050,000
Preferred Stock	0	0	0	0

(1)   Includes 6,125,000 shares that have been issued but are not fully vested.

USE OF PROCEEDS

Following a commission payment to DealMaker Securities in an amount of cash equal to 3% and securities equal to 1% of the amount raised in the offering, the Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expenses for a $100,000 Raise	Allocation After Offering Expenses for a $2,500,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise*
Capital Expenditures, including cost of Marketing	40%	50%	13%	13%
Operational Expenditures	40%	10%	43%	43%
Quantitative Trading Model Testing	2-%	30%	41%	40%
Working Capital	--	10%	3%	4%

*This excludes fees to the Company's advisors, such as attorneys and accountants. This also excludes $15,000 set up fee and $2,000 per month maintenance fee payable to DealMaker Securities.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial Statements

The Company's financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Assurance Dimensions Certified Public Accountants & Associates. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Operating Results

The Company's operating expenses consist of bank service charges, computer hosting, computer software, payroll-salary and wages, professional fees, and other expenses. Operating expenses amounted to $221, 041 and other expenses totaling $1,765. The primary components of these expenses were due to:
● Bank service charges $20
● Computer hosting, charge $61
● Computer software costs $483.
● Payroll-salary and wages costs $191,492
● Professional fees $28,985
● Other expenses $1,765

As a result of the foregoing factors, the Company's net loss for the for the period from September 9, 2022 (inception) to November 30, 2022 was $222,806. Net loss consists of all revenue and operating expenses. The Company's revenues were zero for the period

Plan of Operations and Milestones

The Company is not yet operational. The Company has established the following milestones in its plan of operations:

Milestone	Raise Value ($)	Milestone Date	
Beta Testing Strategies	25,000	1 month from raising target amount	Concept fully tested (85% Complete)
Beta Testing Platform	25,000	2 months from raising target amount	Connections to additional exchange/brokers
Beta Testing Live Trading Phase I	25,000	2-3 months from raising target amount	Platform soak test in live trading environment
Alpha Testing Live Trading	25,000	4 months from raising target amount	Live trading generating conceptual proofing returns
Automation Phase I	25,000	4 months from raising target amount	Fully Automated Platform
Recruitment	100,000	4 months from raising the stated amount	Additional Developer Resource and analyst

Potential License Model for Institutions	1,000,000+	6 months from raising the stated amount	Design the license model for future deployment in 2024
Beta Testing advanced AI strategies	2,500,000	7 months from raising the stated amount	Add in additional AI advanced Strategies for enhanced profit yield
Alpha Test AI Strategies	2,500,000+	8 months from raising the stated amount	Soak Test and validation with live trading
Full Live Trading with advanced strategies	2,500,000+	9 months from raising the stated amount	Live trading

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 12 months of operation. If we do not raise the identified funds in this offering, or from other sources of financing available to the Company, we may not be able to achieve our intended plan of operations.

Liquidity and Capital Resources

To date, the Company has not made any profits, is still a "development stage company", and profits are not likely for some time. The Company has recorded losses from the time of inception in the total amount of $222,806 from the period of inception to November 30, 2022.

Since December 30 ,2022 the company has raised $495,000 from the issuance of Common Stock, which has supported the Company's ongoing development.

The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The Company had approximately $414,000 cash on hand as of March 1, 2023. Currently, we estimate our burn rate (net cash out) to be on average, $52,000 per month once the Company has raised a minimum of $100,000 in funding. That leaves a capital runway of approximately 9 months. The proceeds from this offering are essential for the Company to be able to develop its business.

Indebtedness

The Company does not have any indebtedness

RELATED PARTY TRANSACTIONS

On September 10, 2022, the Company acquired from Bryan Dear, Tyler Tanabe, Marco Stifani, and Guy Peckham, all of whom are related parties, the intellectual property for the development of software to be used for the creation, executing and analysis of trading instruments.

RECENT OFFERINGS OF SECURITIES

The Company has made the following issuances of securities within the last three years:

- Since December 30, 2022, the Company granted 7,450,000 shares of Common Stock in reliance on Section 4(a)2 of the Securities Act, for consideration of $495,000. The proceeds of this offering were used for general business purposes.
- On November 3, 2022, the Company granted 500,000 shares of Common Stock in reliance on Section 4(a)2 of the Securities Act, for consideration of $50,000. The proceeds of this offering were used for general business purposes.
- On September 11, 2022, the Company granted 7,000,000 shares of Common Stock to Philip Longhurst, Christopher John Williams, Albert Hoffman, Guy Peckham, Johnathan McLauchlin, Dmitry Kubin for two year employment agreements. The number of shares issued in this transaction, and the valuation of $0.10 per share were arrived at through arms-length negotiation between the parties
- On September 10, 2022, the Company granted 13,000,000 shares of Common Stock in reliance on Section 4(a)2 of the Securities Act, for consideration of $492,347.90. The proceeds of this offering were used for the software acquisition.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of the Company's capital stock. This summary reflects DeepBlue's Innovations Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Company's Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Wyoming General Corporation Law.

General

The Company's authorized securities consist of up to 60,000,000 shares of Common Stock. For this offering, the company is issuing Common Stock at $1.00 per share.

Common Stock

Dividend Rights
Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock. The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of the Company's Preferred Stock and any additional classes of preferred stock that the Company may designate in the future.

What it Means to be a Minority Holder

As an investor in Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

● In an IPO or other public offering registered with the SEC;

● To the company;

● To an accredited investor; and

● To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected DealMaker, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that the investor owns will go down, even though the value of the company may go up. That is, the investor my own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if a company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of a company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by that company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into that company. When a company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of the investor's stake is immediately diluted because each share of the same type is worth the same amount, and the investor paid more for shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of a company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what the investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire a company) may value that company differently. They may use a different valuation method, or different assumptions about that company's business and its market. Different valuations may mean that the value assigned to the investment changes. It frequently happens that when a large institutional investor, such as a venture capitalist, makes an investment in a company, it values that company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How DeepBlue Innovations determined the offering price

The offering price for the Company's current offering was determined based on the best estimates of management. The valuation is not based on the historical financial performance of the Company or any other objective metric.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date.

Compliance failure

DeepBlue Innovations has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

The Company's annual reports, will be posted within 120 days of the Company's fiscal year end to the Company's website. Information regarding updates to the progress of the offering and to subscribe can be found here, https://www.deepblueinnovations.io/invest.

Financial Statements and Report of
Independent Certified Public Accountants

DeepBlue Innovations

November 30, 2022

DeepBlue Innovations

Table of Contents



Independent Auditor's Report

To the Shareholders of **DeepBlue Innovations**

Opinion

We have audited the accompanying financial statements of **DeepBlue Innovations**, which comprise the balance sheet as of November 30, 2022 and the related statement of operations, statement of changes in Shareholders' Equity, and cash flows for the period from September 9, 2022 (inception) to November 30, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **DeepBlue Innovations** as of November 30, 2022, and the results of its operations and its cash flows for the period from September 9, 2022 (inception) to November 30, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **DeepBlue Innovations** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 of notes to the financial statements, the Company had a accumulated deficit of $222,806 as of November 30, 2022, has not yet begun operation and has raised or will raise sufficient cash to continue with its development operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **DeepBlue Innovations**' ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **DeepBlue Innovations**' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **DeepBlue Innovations**' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Margate, Florida
January 24, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 |

DeepBlue Innovations
Balance Sheet
November 30, 2022

ASSETS			
Current Assets			
Cash		$	20,515
Long-term Assets			
Software			492,348
TOTAL ASSETS		$	512,863
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable		$	5,029
Accrued Liabilities			103,992
TOTAL LIABILITIES			109,021
Shareholders' Equity			
Preferred Shares	$0.0000 par value, 0 preferred shares authorized, 0 shares issued and outstanding.		-
Common Shares	$0.001 par value, 60,000,000 shares authorized; 14,375,00 shares issued and outstanding.		14,375
Additional Paid in Capital			612,273
Accumulated deficit			(222,806)
TOTAL SHAREHOLDERS' EQUITY			403,842
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	512,863

The accompanying notes are an integral part of this financial statement.

DeepBlue Innovations
Statement of Operations
For the period from September 9, 2022 (inception) to November 30, 2022

REVENUE

Total revenue	$	-
Total Cost of Goods Sold		-
Gross Profit		-

OPERATING EXPENSES

Bank Service Charges	20
Computer - Hosting	61
Computer - Software	483
Payroll - Salary & Wages	191,492
Professional Fees	28,985
LOSS FROM OPERATIONS	221,041
OTHER EXPENSES	1,765
NET LOSS	$ 222,806

The accompanying notes are an integral part of this financial statement.

P a g e | 4

DeepBlue Innovations

Statement of Changes in Shareholders' Equity

For the Period from September 9, 2022 (inception) to November 30, 2022

	Common Stock	Common Stock Amount Par Value $0.001	Additional Paid-in Capital	Accumulated deficit	Total
Balance, September 9, 2022	**-**	**$ -**	**$ -**	$ -	**$ -**
Stock issued for cash	**500,000**	**500**	**46,300**	-	**$ 46,800**
Share based compensation	**875,000**	**875**	**86,625**	-	**$ 87,500**
Stock issued for Software Acquisition	**13,000,000**	**13,000**	**479,348**	**-**	**$ 492,348**
Net loss	-	-	-	**(222,806)**	**$ (222,806)**
Balance, November 30, 2022	**14,375,000**	**$ 14,375**	**$ 612,273**	**$ (222,806)**	**$ 403,842**

The accompanying notes are an integral part of this financial statement

DeepBlue Innovations

Statement of Cash Flows

For the period from September 9, 2022 (inception) to November 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(222,806)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation		87,500
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		109,021
Net cash used by operating activities		(26,285)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		46,800
Net cash provided by financing activities	$	46,800
NET INCREASE IN CASH	$	20,515
Cash at beginning of period		-
Cash at end of period	$	20,515
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during period for interest	$	-
Cash paid during period for income taxes	$	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCIAL ACTIVITIES		
Stock issued for Software	$	492,348

The accompanying notes are an integral part of this financial statement.

DeepBlue Innovations
Notes to Financial Statements
November 30, 2022

(1) Basis of Presentation and Organization

Deepblue Innovations ("the Company") was incorporated in Wyoming on September 9, 2022.The total number of shares authorized is 60,000,000.

The Company has its principal address of 30 N Gould St Ste N Sheridan, WY 82801.

The Company as of November 30 , 2022 is in the development stage and back-testing of an artificial intelligence software that enables users to interconnect and remotely monitor all global markets.

The Company is currently seeking funding for operations. There can be no assurance that additional financing with be available on terms favorable to the Company or at all. If adequate funds are not available or are not available on acceptable terms, the Company will not be able to fund its operations. Such inability to fund operations will have a materially adverse effect on the Company's business, results of operations and financial conditions.

(2) Significant Accounting Policies

Financial Statements
The accompanying financial statements of Deepblue Innovations, for November 30, 2022 have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The accompanying financial statements have been audited.

In the opinion of management, the financial statements include all known adjustments and contingencies (which consist primarily of normal, recurring accruals, estimates, and assumptions that impact the financial statements) necessary to present fairly the financial position as of the balance sheet dates and the results of operations for the years then ended, and cumulative from inception. In the opinion of management, at this time, no contingency accounts have been or need to be established.

Fair Value of Financial Instruments
Disclosures about fair value of financial instruments requires information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, advances to suppliers, accounts payable and accrued expenses, line of credit, notes maturity for these instruments.

Cash and Cash Equivalents and Concentration of Credit Risk
For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents.

As of November 30, 2022, the Company did not have any cash equivalents.

The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent account balances exceed the amount insured by the FDIC, which is $250,000. At November 30, 2022 , the Company did not have any cash in excess of the insured FDIC limit.

Software

Intellectual Property is recorded at historical cost. Major additions and renewals are capitalized and amortized over their estimated useful lives. The Company uses the straight-line method of amortization. The estimated useful life for Intellectual Property acquired by the is estimated to be 5 years.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.

Income Taxes

The Company account for income taxes pursuant to ASC Topic 740, "*Income Taxes*". Under ASC Topic 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

Stock-Based Compensation Arrangements

The Company accounts for stock-based compensation arrangements in accordance with guidance provided by the Financial Accounting Standards Board Accounting Standards Codification ("ASC"). This guidance addresses all forms of share-based payment awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights, as well as share grants and other awards issued to employees and non-employees under free standing arrangements. These awards are recorded at costs that are measured at fair value on the awards' grant dates, based on the estimated number of awards that are expected to vest and will result in charges to operations.

From time to time, the Company's shares of common stock is issued as payment to employees and non-employees for services. These are non-cash transactions that require management to make judgments related to the fair value of the shares issued, which affects the amounts reported in the Company's accompanying financial statements for certain of its equity and expenses.

Deferred Offering Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

DeepBlue Innovations

Notes to Financial Statements
November 30, 2022

Recent Accounting Pronouncements

The management of the Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

(3) Going Concern

Management of the Company believes that the Company will be successful in its capital formation and operating activities, there can be no assurance that it will be able to raise additional equity capital or be able to generate sufficient revenues to sustain its operations. The Company also intends to conduct additional capital formation activities through the issuance of its common stock to establish sufficient working capital and to expand its operations. The Company has incurred an operating loss since inception and the cash resources of the Company are insufficient to meet its planned business objectives. These and other factors raise substantial doubt about the Company's ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

(4) Software

On September 10, 2022, the Company acquired from a related party intellectual property for the development of software to be used for the creation, executing and analysis of trading instruments in exchange for 13,000,000 shares valued at $492,348. See further details of this shares issuance in Note 5. As of November 30, 2022, the software is still under development has not been put into service and no depreciation has been recorded.

(5) Shareholders' Equity

The Company is authorized to issue 60,000,000 shares of common stock at a par value of $0.001. As of November 30, 2022, the Company has 14,375,000 shares of common stock issued an outstanding. The Company is authorized to issue 0 shares of preferred stock at a par value of $0.0000. As of November 30, 2022, the Company has 0 shares of preferred stock issued an outstanding.

On September 10, 2022 the Company entered into a Software Acquisition agreement with Bryan Dear, Marco Stifani, Tyler Tanabe, and Guy Peckham. For 13,000,000 common shares, the Company acquired 100% rights and ownership of all software funded and developed over the past two years at a cost invested during that time of $492,348. The number of shares issued in this transaction, and the associated valuation of $0.037873 per share were arrived at through arms-length negotiation between the parties.

DeepBlue Innovations

Notes to Financial Statements
November 30, 2022

On September 11, 2022 the Company entered into employment agreements with key members of the management and development team. For 7,000,000 common shares, the Company granted two year employment agreements from these individuals. The number of shares issued in this transaction, and the valuation of $0.10 per share were arrived at through arms-length negotiation between the parties. While the aforementioned common shares have already been issued and are presently outstanding, they remain subject to a vesting provision contained within the aforementioned employee compensation agreements from which they emanated. As of November 30, 2022, a total of 875,000 of these employee compensation shares for $87,500 have vested, leaving 6,125,000 shares subject to the vesting provisions contained in the employee compensation agreements. As of November 30, 2022, the unvested expense was $612,500.

Details of Vested and Unvested Shares Amount as of November 30, 2022:

	Number of Shares		
	Unvested	Vested and Exercisable	Total
Outstanding as of September 9, 2022	-	-	-
Granted	7,000,000	-	7,000,000
Vested	(875,000)	875,000	-
Outstanding as of November 30, 2022	**6,125,000**	**-** **875,000**	**7,000,000**

	Dollar Value of Shares		
	Unvested	Vested and Exercisable	Total
Outstanding as of September 9, 2022			
Granted	$ 700,000	-	$ 700,000
Vested	(87,500)	87,500	-
Outstanding as of November 30, 2022	$ **612,500**	$ **87,500**	$ **700,000**

On November 3, 2022 the Company entered into a private placement agreement with an individual for 500,000 common shares which were priced at $0.10 per share and sold to the investor for $50,000.00 less issuance cost of $3,200.

(6) Subsequent Events

Management has evaluated subsequent events through January 24, 2023 the date the financial statements were available to be issued. The management of the Company does not believe that there have been any events subsequent to the date of the accompanying financial statements that would have a material effect on the accompanying financial statements.